File No. 69-00401

                         SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C.
                            ____________________________

                                Form U-3A-2 for 1996

                   Statement by Holding Company Claiming Exemption
                  Under Rule U-2 From the Provisions of the Public
                         Utility Holding Company Act of 1935


                        To Be Filed Annually Prior to March 1


                         QUESTAR REGULATED SERVICES COMPANY
                                  (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

       1. Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

       Questar Regulated Services Company ("Regulated Services" or the "Company") is a Utah corporation with its principal executive office and principal place of business at 180 East First South Street, P.O. Box 45360, Salt Lake City, Utah 84145-0360. It is a wholly owned subsidiary of Questar Corporation (Questar) which claims an exemption as a holding company under the Public Utility Holding Company Act of 1938 (the "PUHCA"). Regulated Services was created to perform specified administrative services for Mountain Fuel Supply Company (Mountain Fuel) and Questar Pipeline Company (Questar Pipeline). Effective January 1, 1997, it owns the outstanding shares of common stock issued by Mountain Fuel and Questar Pipeline. On December 31, 1996, the Company filed an initial Form U-3A-2 with the Securities and Exchange Commission.

       Mountain Fuel is a Utah corporation with the same address noted above for Regulated Services. It is engaged in the retail distribution of natural gas in the states of Utah, Wyoming, and Idaho. It is a "gas utility company" as that term is defined in the PUHCA. Mountain Fuel also transports natural gas for industrial users in Utah and Wyoming. Mountain Fuel's activities in Utah and Wyoming are subject to regulation by the respective Public Service Commissions in those states. Mountain Fuel has a contract to sell and transport natural gas to one customer in Colorado. This isolated activity is not subject to the jurisdiction of the Colorado Public Utilities Commission. Mountain Fuel's customers in Idaho are served under the provisions of its Utah tariff. Pursuant to a special contract with the Idaho Public Utilities Commission, Mountain Fuel's Idaho natural gas service is regulated by the Public Service Commission of Utah.
       Questar Pipeline is a Utah corporation with its principal place of business at 79 South State Street, P. O. Box 11450, Salt Lake City, Utah 84147. It transports and stores natural gas in interstate commerce in the Rocky Mountain states of Utah, Wyoming, and Colorado. It does not make any sales of natural gas and is not a gas utility company.
       Regulated Services does not own any other companies. It does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company. Employees in Regulated Services perform accounting, human resources, legal, marketing, engineering, and communication services for Mountain Fuel and Questar Pipeline.

       2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the state in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.

       Mountain Fuel was distributing natural gas to 618,231 sales and transportation customers (defined as active meters) in Utah, southwestern Wyoming, southeastern Idaho, and western Colorado as of year-end 1996. Of these customers, 595,604 were located in Utah, 21,301 were located in southwestern Wyoming, 1,325 were located in southeastern Idaho, and one was located in western Colorado. Mountain Fuel owns and operates approximately 18,685 miles of street mains, service lines and interconnecting pipelines in its distribution system, including approximately 17,737 miles in its Utah distribution system.
       Under the terms of a settlement agreement among Mountain Fuel, Wexpro Company ("Wexpro," an affiliate) and various state parties ending several years of litigation, Mountain Fuel owns the natural gas produced from gas reservoirs that were productive as of August 1, 1981. Most of these productive reservoirs are located in southwestern Wyoming and northwestern Colorado; most of the gas produced from such reservoirs is distributed to Mountain Fuel's retail natural gas customers. Gas owned by Mountain Fuel but produced from reservoirs outside the location of pipelines owned by Questar Pipeline is generally sold to or exchanged with other companies. Gas owned by Mountain Fuel (including related royalty gas) constituted about 54 percent of Mountain Fuel's total gas supply in 1996 and is reflected in Mountain Fuel's rates at "cost-of-service" prices.
       As of September 1, 1993, Mountain Fuel became directly responsible for all gas acquisition activities. Questar Pipeline transports the gas volumes purchased directly by Mountain Fuel and transports cost-of-service gas owned by Mountain Fuel and produced by Wexpro. Mountain Fuel takes delivery of gas from Questar Pipeline and an unaffiliated interstate pipeline at various points in Utah and Wyoming. Mountain Fuel does not currently own any interstate transmission lines or gas manufacturing plants.

      3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

             (a) Number of kwh of electric energy sold (at retail or wholesale) and Mcf of natural or manufactured gas distributed at retail.

       During the 1996 calendar year, Mountain Fuel sold 89,428,000 decatherms ("Dth") of natural gas, including 80,844,000 Dth at retail, and transported 49,499,000 Dth of natural gas. (Mountain Fuel generally reports volumes in Dth; a Dth is equal to ten therms or one million Btu's. In Mountain Fuel's gas system, each Mcf of natural gas contains approximately 1.07 Dth.) (For purposes of this report, Mountain Fuel's "retail" customers are general service or residential and commercial customers. The term "wholesale" refers to industrial sales.) Mountain Fuel's total revenues for 1996 were $371,928,000, of which $336,386,000 were attributable to its operations in Utah, $15,382,000 were attributable to its operations in Wyoming, $527,000 were attributable to its operations in Colorado, and $745,000 were attributable to its operations in Idaho. (Mountain Fuel's total 1996 revenues included $18,888,000 in addition to revenues from gas deliveries.) Mountain Fuel did not distribute any manufactured gas during such calendar year. Neither Regulated Services nor Questar Pipeline made any retail distribution or sales of natural gas or manufactured gas during 1996.

             (b) Number of kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the state in which each such company is organized.

       During the 1996 calendar year, Mountain Fuel distributed at retail 3,466,000 Dth of natural gas outside the state of Utah, Mountain Fuel's state of incorporation.

             (c) Number of kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the state in which each such company is organized, or at the state line.

       During 1996, Mountain Fuel sold at wholesale outside the state of Utah, or at the state line of such state, 587,000 Dth of natural gas. Mountain Fuel, during 1996, also transported 1,313,000 Dth of natural gas to customers in Wyoming. Mountain Fuel did not sell at wholesale any manufactured gas during 1996. Neither Regulated Services nor Questar Pipeline sold at wholesale any natural gas or manufactured gas during 1996.

             (d) Number of kwh of electric energy and Mcf of natural or manufactured gas purchased outside the state in which each such company is organized or at the state line.

       During the 1996 calendar year, Mountain Fuel purchased 21,404,000 Dth of natural gas or approximately 23 percent of its total gas supply outside the state of Utah or at the state line. Regulated Services did not purchase any gas volumes.

       4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

             (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. None. Regulated Services and its affiliates do not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

             (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

       None. Regulated Services and its affiliates do not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

             (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

       None. Regulated Services does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

             (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

       None. Regulated Services does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

             (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements(s).

       None. Regulated Services does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

                                      EXHIBIT A
       A consolidating statement of income and surplus of the claimant and its subsidiary companies as of the close of such calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

       The following exhibits are attached to and made a part of this filing:

Exhibit A-1     Pro Forma Consolidating Statement of Income, Questar Regulated
                Services Company as of December 31, 1996.

Exhibit A-2     Pro Forma Consolidated Statements of Common Shareholders'
                Equity, Questar Regulated Services Company.

Exhibit A-3     Pro Forma Consolidating Balance Sheet, Questar Regulated
                Services Company as of December 31, 1996.

                                      EXHIBIT B

     If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically, the registrant shall furnish a Financial Data Schedule.

     The requested Financial Data Schedule information has been submitted.

                                      EXHIBIT C

     An organization chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

     None.



     The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 1997.


                                        QUESTAR REGULATED SERVICES COMPANY

Attest:



/Connie C. Holbrook                   By   /S./E./Parks
Connie C. Holbrook                          S. E. Parks
Secretary                                   Vice President, Treasurer
                                            and Chief Financial Officer

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                                 Connie C. Holbrook
                                      Secretary
                         Questar Regulated Services Company
                        180 East First South, P.O. Box 45360
                           Salt Lake City, Utah 84145-0360


Exhibit A-1
QUESTAR REGULATED SERVICES COMPANY
PRO FORMA CONSOLIDATING STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 1996
(Unaudited)
(In Thousands)

                                                           Questar                        Consolidated
                                      Mountain   Questar  Regulated    Total                Questar
                                        Fuel     Pipeline  Services   Before    Interco.   Regulated
                                     Supply Co.    Co.       Co.      Elimin.    Trans.   Services Co.
REVENUES                               $368,905   $38,837             $407,742               $407,742
  Intercompany transactions               3,023    65,341               68,364    $61,146       7,218
    TOTAL REVENUES                      371,928   104,178              476,106     61,146     414,960

OPERATING EXPENSES:
  Natural gas purchases                 182,400                        182,400     61,078     121,322
  Operating and maintenance              97,110    39,959              137,069         68     137,001
  Depreciation and amortization          28,309    14,206               42,515                 42,515
  Other taxes                             8,071     2,519               10,590                 10,590
    TOTAL OPERATING EXPENSES            315,890    56,684              372,574     61,146     311,428

    OPERATING INCOME                     56,038    47,494              103,532                103,532

INTEREST AND OTHER INCOME                 3,033     1,798                4,831                  4,831
EARNINGS FROM AFFILIATES                              182                  182                    182
DEBT EXPENSE                            (16,637)  (13,416)             (30,053)               (30,053)

    INCOME BEFORE INCOME TAXES           42,434    36,058               78,492                 78,492

INCOME TAXES                             13,446    13,415               26,861                 26,861

INCOME FROM CONTINUING
   OPERATIONS                            28,988    22,643               51,631                 51,631

DISCONTINUED OPERATIONS - Questar
   Gas Management Company                           1,495                1,495                  1,495

    NET INCOME                          $28,988   $24,138              $53,126                $53,126

Exhibit A-2
QUESTAR REGULATED SERVICES COMPANY
PRO FORMA STATEMENT OF COMMON SHAREHOLDER'S EQUITY
(Unaudited)
(Dollars In Thousands)

                                                          Additional
                                     Common Stock          Paid-in   Retained
                                       Shares     Amount   Capital   Earnings
Balances at January 1, 1995                       $29,525  $123,909   $270,984
  Issuance of common stock  (1)             100                   1
  1995 net income                                                       48,316
  Dividends
    Preferred stock                                                       (483)
    Common stock                                                       (39,000)
  Redemption cost                                                           (1)
Balances at December 31, 1995               100    29,525   123,910    279,816
  1996 net income                                                       53,126
  Dividends
    Preferred stock                                                       (391)
    Common stock                                                       (85,250)
Balances at December 31, 1996               100   $29,525  $123,910   $247,301

(1) Questar Regulated Services Co. has 1 million shares of $.01 par value stock authorized and issued 100 shares November 22, 1996.

Exhibit A-3
QUESTAR REGULATED SERVICES COMPANY
PRO FORMA CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1996
(Unaudited)
(In Thousands)

                                                                               Consolidated
                                                           Questar               Questar
                                      Mountain   Questar  Regulated             Regulated
                                        Fuel     Pipeline  Services  Interco.   Services
                                     Supply Co.    Co.       Co.      Trans.       Co.
CURRENT ASSETS

  Cash and short-term investments        $1,875    $2,550                          $4,425
  Federal income taxes receivable         1,109       446                           1,555
  Accounts and notes receivable          62,062     7,783         1       (431)    69,415
  Inventories                            15,295     2,301                          17,596
  Prepaid expenses and deposits           4,511     1,938                           6,449
  Purchased gas adjustment               24,210                                    24,210
   TOTAL CURRENT ASSETS                 109,062    15,018         1       (431)   123,650

PROPERTY, PLANT AND EQUIPMENT           825,121   562,711                       1,387,832
  Less allowances for depreciation      325,821   194,396                         520,217
    NET PROPERTY, PLANT
     AND EQUIPMENT                      499,300   368,315                         867,615

INVESTMENT IN AND ADVANCES
   TO AFFILIATES                                   14,347   400,735   (400,735)    14,347
OTHER ASSETS                             22,707    11,070                          33,777
                                         22,707    25,417   400,735   (400,735)    48,124
                                       $631,069  $408,750  $400,736  ($401,166)$1,039,389

CURRENT LIABILITIES

  Notes payable to Questar Corp.        $76,200   $11,800                         $88,000
  Accounts payable and
   accrued expenses                      66,558    14,823                 (431)    80,950
    TOTAL CURRENT LIABILITIES           142,758    26,623                 (431)   168,950

LONG-TERM DEBT                          175,000   134,544                         309,544
DEFERRED CREDITS                         10,930     4,322                          15,252
DEFERRED INVESTMENT TAX CREDITS           6,774        36                           6,810
DEFERRED INCOME TAXES                    74,537    58,732                         133,269
CUMULATIVE PREFERRED STOCK                4,828                                     4,828

COMMON SHAREHOLDER'S EQUITY
  Common stock                           22,974     6,551                          29,525
  Additional paid-in capital             41,875    82,034   400,736   (400,735)   123,910
  Retained earnings                     151,393    95,908                         247,301
    TOTAL COMMON SHAREHOLDER'S
      EQUITY                            216,242   184,493   400,736   (400,735)   400,736
                                       $631,069  $408,750  $400,736  ($401,166)$1,039,389